Term Sheet
To prospectus dated November 21, 2008,
prospectus supplement dated November 21, 2008 and
product supplement no. 170-A-II dated September 15, 2009

Term Sheet
Product Supplement No. 170-A-II
Registration Statement No. 333-155535
Dated December 3, 2010; Rule 433

JPMorgan Chase & Co.

Structured Investments

$
Capped Market Plus Notes Linked to Palladium due December 23, 2011

General

- The notes are designed for investors who seek to participate in the appreciation of the price of Palladium from and including the pricing date to and including the Observation Date and who anticipate that the Closing Price of Palladium will not be less than the Strike Level by 30.00% or more on the Observation Date. Investors should be willing to forgo interest payments and, if the Closing Price of Palladium is less than the Strike Level by 30.00% or more on the Observation Date, be willing to lose some or all of their principal. If the Closing Price of Palladium is not less than the Strike Level by 30.00% or more on the Observation Date, investors have the opportunity to receive the greater of (a) the Contingent Minimum Return of at least 5.00%** and (b) the Underlying Return, subject to the Maximum Return of at least 17.00%* at maturity.
- **Any payment on the notes is subject to the credit risk of JPMorgan Chase & Co.**
- Senior unsecured obligations of JPMorgan Chase & Co. maturing December 23, 2011†
- Minimum denominations of $20,000 and integral multiples of $1,000 in excess thereof
- The notes are expected to price on or about December 10, 2010 and are expected to settle on or about December 15, 2010.

Key Terms

Commodity: The notes are linked to the price of Palladium (“Palladium” or the “Commodity”), which will be determined by reference to the official afternoon fixing level of Palladium (Bloomberg ticker “PLDMLNPM”).

Knock-Out Event: A Knock-Out Event occurs if the closing price on the Observation Date (*i.e.*, the Ending Level) is less than the Strike Level by a percentage equal to or greater than the Knock-Out Buffer Amount. For the avoidance of doubt, the notes are subject to monitoring on a single Monitoring Day (*i.e.*, the Observation Date).

Knock-Out Buffer Amount: 30.00%

Payment at Maturity: ***If a Knock-Out Event has occurred***, you will receive a cash payment at maturity that will reflect the performance of the Commodity, subject to the Maximum Return. Under these circumstances, your payment at maturity per $1,000 principal amount note will be calculated as follows:

$1,000 + ($1,000 × Underlying Return), subject to the Maximum Return

If a Knock-Out Event has occurred, you will lose at least $300 per $1,000 principal amount note and may lose all of your investment at maturity.

If a Knock-Out Event has not ***occurred***, you will receive a cash payment at maturity that will reflect the performance of the Commodity, subject to the Contingent Minimum Return and the Maximum Return. If a Knock-Out Event has not occurred, your payment at maturity per $1,000 principal amount note will equal $1,000 *plus* the product of (a) $1,000 and (b) the greater of (i) the Contingent Minimum Return and (ii) the Underlying Return, subject to the Maximum Return. For additional clarification, please see “What Is the Return on the Notes at Maturity, Assuming a Range of Performances for the Commodity?” in this term sheet.

Maximum Return: At least 17.00%. For example, if the Underlying Return is greater than or equal to 17.00%, you will receive the Maximum Return of 17.00%*, which entitles you to a maximum payment at maturity of $1,170* for every $1,000 principal amount note that you hold.

* The actual Maximum Return and the actual maximum payment at maturity will be set on the pricing date and will not be less than 17.00% and $1,170 per $1,000 principal amount note, respectively.

Contingent Minimum Return: At least 5.00%.

**The actual Contingent Minimum Return will be determined on the pricing date and will not be less than 5.00%.

Underlying Return:

$$\frac{\text{Ending Level} - \text{Strike Level}}{\text{Strike Level}}$$

Strike Level: A price to be determined on the pricing date in the sole discretion of the calculation agent. **The Strike Level may or may not be the regular official weekday Closing Price of the Commodity on the pricing date.** Although the calculation agent will make all determinations and will take all actions in relation to the establishment of the Strike Level in good faith, it should be noted that such discretion could have an impact (positive or negative), on the value of your notes. The calculation agent is under no obligation to consider your interests as a holder of the notes in taking any actions, including the determination of the Strike Level, that might affect the value of your notes.

Ending Level: The Closing Price on the Observation Date

Closing Price: On any trading day, the official afternoon Palladium fixing per troy ounce gross of Palladium for delivery in Zurich through a member of the London Platinum and Palladium Market (the “LPPM”) authorized to effect such delivery, stated in U.S. dollars, as calculated by the LPPM and displayed on Bloomberg L.P. (“Bloomberg”) under the symbol “PLDMLNPM” on such trading day

Observation Date: December 20, 2011†, which is also the Monitoring Day (as defined in the accompanying product supplement no. 170-A-II)

Maturity Date: December 23, 2011†

CUSIP: 48124A4U8

† Subject to postponement in the event of a market disruption event and as described under “Description of Notes — Payment at Maturity” and “Description of Notes — Postponement of a Determination Date” in the accompanying product supplement no. 170-A-II

Investing in the Capped Market Plus Notes involves a number of risks. See “Risk Factors” beginning on page PS-9 of the accompanying product supplement no. 170-A-II and “Selected Risk Considerations” beginning on page TS-3 of this term sheet.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this term sheet or the accompanying prospectus supplement and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public (1)	Fees and Commissions (2)	Proceeds to Us
Per note	$	$	$
Total	$	$	$

(1) The price to the public includes the estimated cost of hedging our obligations under the notes through one or more of our affiliates, which includes our affiliates’ expected cost of providing such hedge as well as the profit our affiliates expect to realize in consideration for assuming the risks inherent in providing such hedge. The estimated cost of hedging includes the projected profits, which in no event will exceed $10.00 per $1,000 principal amount note, that our affiliates expect to realize in consideration for assuming the risk inherent in hedging our obligations under the notes. Because hedging our obligations entails risk and may be influenced by market forces beyond our control, the actual cost of such hedging may result in a profit that is more or less than expected, or could result in a loss. For additional related information, please see “Use of Proceeds” beginning on page PS-31 of the accompanying product supplement no. 170-A-II.

(2) Please see “Supplemental Plan of Distribution (Conflicts of Interest)” on the last page of this term sheet for information about fees and commissions.

The agent for this offering, J.P. Morgan Securities LLC, which we refer to as JPMS, is an affiliate of ours. See “Supplemental Plan of Distribution (Conflicts of Interest)” in this term sheet.

The notes are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

J.P.Morgan

December 3, 2010

Additional Terms Specific to the Notes

JPMorgan Chase & Co. has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this term sheet relates. Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that JPMorgan Chase & Co. has filed with the SEC for more complete information about JPMorgan Chase & Co. and this offering. You may get these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, JPMorgan Chase & Co., any agent or any dealer participating in this offering will arrange to send you the prospectus, the prospectus supplement, product supplement no. 170-A-II and this term sheet if you so request by calling toll-free 866-535-9248.

You may revoke your offer to purchase the notes at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase, the notes prior to their issuance. In the event of any changes to the terms of the notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

You should read this term sheet together with the prospectus dated November 21, 2008, as supplemented by the prospectus supplement dated November 21, 2008 relating to our Series E medium-term notes of which these notes are a part, and the more detailed information contained in product supplement no. 170-A-II dated September 15, 2009. **This term sheet, together with the documents listed below, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours.** You should carefully consider, among other things, the matters set forth in "Risk Factors" in the accompanying product supplement no. 170-A-II, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

- Product supplement no. 170-A-II dated September 15, 2009:
  http://www.sec.gov/Archives/edgar/data/19617/000089109209003574/e36512_424b2.pdf
- Prospectus supplement dated November 21, 2008:
  http://www.sec.gov/Archives/edgar/data/19617/000089109208005661/e33600_424b2.pdf
- Prospectus dated November 21, 2008:
  http://www.sec.gov/Archives/edgar/data/19617/000089109208005658/e33655_424b2.pdf

Our Central Index Key, or CIK, on the SEC website is 19617. As used in this term sheet, the "Company," "we," "us" and "our" refer to JPMorgan Chase & Co.

Supplemental Information

For the purposes of this note offered by this term sheet, Palladium is a "Commodity" under the accompanying product supplement no. 170-A-II. Notwithstanding anything to the contrary in the accompanying product supplement no. 170-A-II, for purposes of this offering, the concept of a "commodity hedging disruption event" is not applicable. Accordingly, a "commodity hedging disruption event" as defined in the accompanying product supplement no. 170-A-II will not constitute a market disruption event, nor will its occurrence permit us to accelerate the payment on the notes. You should disregard all discussion about a commodity hedging disruption event in the accompanying product supplement no. 170-A-II, including the section entitled "General Terms of Notes — Consequences of a Commodity Hedging Disruption Event" in its entirety and the references to, and the definition of, a "commodity hedging disruption event" in the section entitled "General Terms of Notes — Market Disruption Events."

Supplemental Information About Palladium

The London Palladium market is the principal global clearing center for over-the-counter platinum transactions, including transactions in spot and forward contracts. The principal representative body of the London Palladium market is the LPPM.

At 9:45 a.m. and at 2:00 p.m. on each business day, there is a "fixing" which provides reference Palladium prices for that day's trading.

Clients place orders with the dealing rooms of LPPM members, who net all orders before communicating their interest to their representative at the Palladium fixing telephonic meeting. Orders may be changed at any time during these proceedings. The Palladium price is adjusted to reflect whether there are more buyers or sellers at a given price until supply and demand are balanced. If the prices do not match, the same procedures are followed again at higher or lower prices, at which time the price is declared fixed. All fixing orders are then fulfilled at this price, which is communicated to the market through various media.

The afternoon Palladium fixing level in U.S. dollars per troy ounce is available on the LPPM website at www.lppm.org.uk. We make no representation or warranty as to the accuracy or completeness of the information obtained from the LPPM website. No information contained on the LPPM website is incorporated by reference in this term sheet.

What Is the Total Return on the Notes at Maturity, Assuming a Range of Performances for the Commodity?

The following table illustrates the hypothetical return at maturity on the notes. The "total return" as used in this term sheet is the number, expressed as a percentage, that results from comparing the payment at maturity per $1,000 principal amount note to $1,000. The hypothetical total returns set forth below assume a Strike Level of $750, a Maximum Return of 17.00% and a Contingent Minimum Return of 5.00% and reflect the Knock-Out Buffer Amount of 30.00%. The hypothetical total returns set forth below are for illustrative purposes only and may not be the actual returns applicable to a purchaser of the notes. The numbers appearing in the following table and examples have been rounded for ease of analysis.

Ending Level	Underlying Return	Return on the Notes	
		Knock-Out Event Has Not Occurred(1)	Knock-Out Event Has Occurred(2)
$1,312.500	75.00%	17.00%	N/A
$1,237.500	65.00%	17.00%	N/A
$1,125.000	50.00%	17.00%	N/A
$1,050.000	40.00%	17.00%	N/A
$975.000	30.00%	17.00%	N/A
$900.000	20.00%	17.00%	N/A
$877.500	17.00%	17.00%	N/A
$825.000	10.00%	10.00%	N/A
$806.250	7.50%	7.50%	N/A
$787.500	**5.00%**	**5.00%**	N/A
$768.750	2.50%	5.00%	N/A
$750.000	**0.00%**	**5.00%**	N/A
$731.250	-2.50%	5.00%	N/A
$712.500	-5.00%	5.00%	N/A
$675.000	-10.00%	5.00%	N/A
$637.500	-15.00%	5.00%	N/A
$600.000	-20.00%	5.00%	N/A
$562.500	-25.00%	5.00%	N/A
$525.075	-29.99%	5.00%	N/A
$525.000	-30.00%	N/A	-30.00%
$450.000	-40.00%	N/A	-40.00%
$375.000	-50.00%	N/A	-50.00%
$300.000	-60.00%	N/A	-60.00%
$225.000	-70.00%	N/A	-70.00%
$150.000	-80.00%	N/A	-80.00%
$75.000	-90.00%	N/A	-90.00%
$0.000	-100.00%	N/A	-100.00%

(1) The Closing Price is not less than the Strike Level by 30.00% or more on the Observation Date.

(2) The Closing Price is less than to the Strike Level by 30.00% or more on the Observation Date.

Hypothetical Examples of Amounts Payable at Maturity

The following examples illustrate how the total returns set forth in the table on the previous page are calculated.

Example 1: The price of Palladium increases from the Strike Level of $750 to an Ending Level of $768.75 — A Knock-Out Event has not occurred. Because the Underlying Return of 2.50% is less than the Contingent Minimum Return of 5.00%, the investor receives a payment at maturity of $1,050 per $1,000 principal amount note.

Example 2: The price of Palladium decreases from the Strike Level of $750 to an Ending Level of $675 — A Knock-Out Event has not occurred. Although the Ending Level of $675 less than the Strike Level of $750, because the Closing Price is not less than the Strike Level of $750 by the Knock-Out Buffer Amount of 30% or more on the Observation Date, a Knock-Out Event has not occurred and because the Underlying Return of -10% is less than the Contingent Minimum Return of 5.00%, the investor receives a payment at maturity of $1,050 per $1,000 principal amount note.

Example 3: The price of Palladium increases from the Strike Level of $750 to an Ending Level of $806.25 — A Knock-Out Event has not occurred. Because the Underlying Return of 7.50% is greater than the Contingent Minimum Return of 5.00% but less than the Maximum Return of 20%, the investor receives a payment at maturity of $1,075 per $1,000 principal amount note, calculated as follows:

$$\$1,000 + (\$1,000 \times 7.50\%) = \$1,075$$

Example 4: The price of Palladium increases from the Strike Level of $750 to an Ending Level of $1,050 — A Knock-Out Event has not occurred. Because the Underlying Return of 40% is greater than the Maximum Return of 20%, the investor receives a payment at maturity of $1,170 per $1,000 principal amount note, the maximum payment on the notes.

Example 5: The price of Palladium decreases from the Strike Level of $750 to an Ending Level of $450 — A Knock-Out Event has occurred. Because the Ending Level of $420 is less than the Strike Level of $750 by the Knock-Out Buffer Amount of 30% or more, a Knock-Out Event has occurred and because the Underlying Return is -40%, the investor receives a payment at maturity of $600 per $1,000 principal amount note, calculated as follows:

$$\$1,000 + (\$1,000 \times -40\%) = \$600$$

Selected Purchase Considerations

- **CAPPED APPRECIATION POTENTIAL** — The notes provide the opportunity to participate in the appreciation of the price of the commodity, up to the Maximum Return of at least 17.00%, at maturity. *If a Knock-Out Event has not occurred*, in addition to the principal amount, you will receive at maturity at least the Contingent Minimum Return of not less than 5.00% on the notes, or a minimum payment at maturity of $1,050 for every $1,000 principal amount note, subject to the Maximum Return of at least 17.00% and the credit risk of JPMorgan Chase & Co. The maximum payment at maturity is at least $1,170 per $1,000 principal amount note. The actual Contingent Minimum Return and Maximum Return will be set on the pricing date and will not be less than 5.00% and 17.00%, respectively. Because the notes are our senior unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.

- **RETURN LINKED SOLELY TO THE FIXING LEVEL OF PALLADIUM** — The return on the notes is linked solely to the fixing level of a single commodity, Palladium. The Underlying Return reflects the performance of the fixing level of Palladium, expressed as a percentage, from the Strike Level to the official afternoon Palladium fixing per troy ounce gross of Palladium for delivery in Zurich through a member of the LPPM authorized to effect such delivery, stated in U.S. dollars, as calculated by the LPPM and displayed on Bloomberg under the symbol "PLDMLNPM" on the Observation Date. The fixing level of Palladium referred to above is different from the price of any futures contract related to Palladium. For additional information about Palladium, see the information set forth under "Supplemental Information About Palladium" in this term sheet.

- **CAPITAL GAINS TAX TREATMENT** — You should review carefully the section entitled "Certain U.S. Federal Income Tax Consequences" in the accompanying product supplement no. 170-A-II. Subject to the limitations described therein, and based on certain factual representations received from us, in the opinion of our special tax counsel, Davis Polk & Wardwell LLP, it is reasonable to treat the notes as "open transactions" for U.S. federal income tax purposes. Assuming this characterization is respected, the gain or loss on your notes should be treated as long-term capital gain or loss if you hold your notes for more than a year, whether or not you are an initial purchaser of notes at the issue price. However, the Internal Revenue Service (the "IRS") or a court may not respect this characterization or treatment of the notes, in which case the timing and character of any income or loss on the notes could be significantly and adversely affected. In addition, in 2007 Treasury and the IRS released a notice requesting comments on the U.S. federal income tax treatment of "prepaid forward contracts" and similar instruments, such as the notes. The notice focuses in particular on whether to require holders of these instruments to accrue income over the term of their investment. It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; the relevance of factors such as the nature of the underlying property to which the instruments are linked; and the degree, if any, to which income (including any mandated accruals) realized by Non-U.S. Holders should be subject to withholding tax. While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect. Both U.S. and Non-U.S. Holders should consult their tax advisers regarding the U.S. federal income tax consequences of an investment in the notes, including possible alternative treatments and the issues presented by this notice. Non-U.S. Holders should also note that they may be withheld upon unless they have submitted a properly completed IRS Form W-8BEN or otherwise satisfied the applicable documentation requirements.

  The discussion in the preceding paragraph, when read in combination with the section entitled "Certain U.S. Federal Income Tax Consequences" in the accompanying product supplement, constitutes the full opinion of Davis Polk & Wardwell LLP regarding the material U.S. federal income tax consequences of owning and disposing of notes.

Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in the Commodity or futures contracts or other instruments related to the Commodity. These risks are explained in more detail in the "Risk Factors" section of the accompanying product supplement no. 170-A-II dated September 15, 2009.

YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS — The notes do not guarantee any return of principal. The return on the notes at maturity is linked to the performance of the Commodity and will depend on whether a Knock-Out Event has occurred and whether, and the extent to which, the Underlying Return is positive or negative. If the Closing Price is less than the Strike Level by the Knock-Out Buffer Amount of 30.00% or more on the Observation Date (*i.e.,* the Monitoring Day), a Knock-Out Event has occurred, and the protection provided by the Knock-Out Buffer Amount of 30.00% will terminate. Under these circumstances, you will lose at least $300 per $1,000 principal amount note and may lose all of your principal.

- **YOUR MAXIMUM GAIN ON THE NOTES IS LIMITED TO THE MAXIMUM RETURN** — If the Ending Level is greater than the Strike Level, for each $1,000 principal amount note, you will receive at maturity $1,000 plus an additional return that will not exceed a predetermined percentage of the principal amount, regardless of the appreciation in the price of the Commodity, which may be significant. We refer to this percentage as the Maximum Return, which will be set on the pricing date and will not be less than 17.00%.

- **CREDIT RISK OF JPMORGAN CHASE & CO.** — The notes are subject to the credit risk of JPMorgan Chase & Co. and our credit ratings and credit spreads may adversely affect the market value of the notes. Investors are dependent on JPMorgan Chase & Co.'s ability to pay all amounts due on the notes at maturity, and therefore investors are subject to our credit risk and to changes in the market's view of our creditworthiness. Any decline in our credit ratings or increase in the credit spreads charged by the market for taking our credit risk is likely to adversely affect the value of the notes.

- **POTENTIAL CONFLICTS** — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging our obligations under the notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes. The Strike Level will be a price determined on the pricing date in the sole discretion of the calculation agent. Although the calculation agent will make all determinations and will take all actions in relation to establishing the Strike Level in good faith, it should be noted that such discretion could have an impact (positive or negative), on the value of your notes. The calculation agent is under no obligation to consider your interests as a holder of the notes in taking any actions, including the determination of the Strike Level, that might affect the value of your notes.

- **RISK OF KNOCK-OUT EVENT OCCURRING IS GREATER IF THE PRICE OF PALLADIUM IS VOLATILE** — The likelihood that the Closing Price will be less than the Strike Level by the Knock-Out Buffer Amount of 30.00% or more on the Observation Date, and thereby triggering a Knock-Out Event, will depend in large part on the volatility of Palladium — the frequency and magnitude of changes in the price of Palladium. Commodities such as Palladium may be more volatile than traditional securities investments. See "Investment Related to the Price of Palladium may be More Volatile than Traditional Securities Investments" below.

- **CERTAIN BUILT-IN COSTS ARE LIKELY TO AFFECT ADVERSELY THE VALUE OF THE NOTES PRIOR TO MATURITY** — While the payment at maturity described in this term sheet is based on the full principal amount of your notes, the original issue price of the notes includes the agent's commission and the estimated cost of hedging our obligations under the notes. As a result, the price, if any, at which JPMS will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price, and any sale prior to the maturity date could result in a substantial loss to you. The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity.

- **INVESTMENTS RELATED TO THE PRICE OF PALLADIUM MAY BE MORE VOLATILE THAN TRADITIONAL SECURITIES INVESTMENTS** — The price of Palladium is subject to variables that may be less significant to the prices of traditional securities such as stocks and bonds, and where the return on the securities is not related to commodities or commodities futures contracts. Variables such as changes in supply and demand relationships, governmental programs and policies, national and international political and economic events, changes in interest and exchange rates, trading activities in commodities and related contracts, weather, trade, fiscal, monetary and exchange control policies may have a larger impact on commodity prices and commodity-linked indices than on traditional securities. These additional variables may create additional investment risks that may cause the price of Palladium to move in unpredictable and unanticipated directions and at unpredictable or unanticipated rates and cause the value of the notes to be more volatile than the prices of traditional securities.

- **OWNING THE NOTES IS NOT THE SAME AS OWNING PALLADIUM OR PALLADIUM-RELATED FUTURES CONTRACTS DIRECTLY** — The return on your notes will not reflect the return you would realize if you actually purchased Palladium or exchange-traded or over-the-counter instruments based on Palladium. You will not have any rights that holders of such assets or instruments have.

- **THE MARKET PRICE OF PALLADIUM WILL AFFECT THE VALUE OF THE NOTES** — Because the notes are linked to the performance of the price of Palladium, we expect that generally the market value of the notes will depend in large part on the market price of Palladium. The price of Palladium has fluctuated widely over the past several years. Because the Palladium supply is both limited and concentrated, any disruptions in the Palladium supply tend to have an exaggerated effect on the price of Palladium. Key factors that may influence prices are the policies and production and cost levels in the most important Palladium-producing countries, in particular, Russia, South Africa and Canada (which together account for over 80% of production), the size and availability of the Russian Palladium stockpiles, global supply and demand as well as the economic situation of the main consuming countries. The possibility of large-scale distress sales of Palladium in times of crises may also have a short-term negative impact on the price of Palladium and may adversely affect the value of the notes. For example, the 2008 financial crisis resulted in significantly depressed prices of Palladium largely due to forced sales and deleveraging from institutional investors such as hedge funds and pension funds. Crises in the future may impair Palladium's price performance which may, in turn, have an adverse effect on the value of the notes. Palladium is used in a variety of industries, in particular the automotive industry. Demand for Palladium from the automotive industry, which uses Palladium as a catalytic converter, accounts for more than 50% of the industrial use of Palladium, and a renewed decline in the global automotive industry may impact the price of Palladium and affect the value of the notes. Palladium is also used in the electronics, dental and jewelry industries.

- **ON THE OBSERVATION DATE, THE PALLADIUM PRICE IS DETERMINED BY THE LPPM, AND THERE ARE CERTAIN RISKS RELATING TO THE PALLADIUM PRICE BEING DETERMINED BY THE LPPM** — Palladium is traded on the London Platinum and Palladium Market, which we refer to as the LPPM. The price of Palladium will be determined by reference to the fixing levels reported by the LPPM. The LPPM is a self-regulatory association of platinum and Palladium market participants. If the LPPM should cease operations, or if Palladium trading should become subject to a value added tax or other tax or any other form of regulation currently not in place, the role of LPPM price fixings as a global benchmark for the value of Palladium may be adversely affected. The LPPM is a principals' market that operates in a manner more closely analogous to over-the-counter physical commodity markets than regulated futures markets, and certain features of U.S. futures contracts are not present in the context of LPPM trading. For example, there are no daily price limits on the LPPM, which would otherwise restrict fluctuations in the prices of LPPM contracts. In a declining market, it is possible that prices would continue to decline without limitation within a trading day or over a period of trading days. For additional information about Palladium, see the information set forth under "Key Terms — Closing Price" and "Supplemental Information About Palladium" in this term sheet.

- **SINGLE COMMODITY PRICES TEND TO BE MORE VOLATILE THAN, AND MAY NOT CORRELATE WITH, THE PRICES OF COMMODITIES GENERALLY** — The notes are linked exclusively to Palladium and not to a diverse basket of commodities or a broad-based commodity index. The price of Palladium may not correlate to the prices of commodities generally and may diverge significantly from the prices of commodities generally. Because the notes are linked to the price of a single commodity, they carry greater risk and may be more volatile than notes linked to the prices of multiple commodities or a broad-based commodity index.

- **NO INTEREST PAYMENTS** — As a holder of the notes, you will not receive interest payments.

- **LACK OF LIQUIDITY** — The notes will not be listed on any securities exchange. JPMS intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMS is willing to buy the notes.

- **MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES** — In addition to the price of Palladium and interest rates at any time on any trading day, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:
  - the volatility, frequency and magnitude of changes in the price of Palladium;
  - supply and demand trends for Palladium;
  - the time to maturity of the notes;
  - whether a Knock-Out Event is expected to occur;
  - interest and yield rates in the market generally;
  - a variety of economic, financial, political, regulatory, geographical, meteorological and judicial events; and
  - our creditworthiness, including actual or anticipated downgrades in our credit ratings.

Historical Information

The following graph sets forth the historical performance of Palladium based on the Closing Prices from January 7, 2005 through December 3, 2010. The Closing Price on December 3, 2010 was $758.00. We obtained the Closing Prices below from Bloomberg Financial Markets. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Financial Markets.

The historical prices of Palladium should not be taken as an indication of future performance, and no assurance can be given as to the Closing Price on the Observation Date. We cannot give you assurance that the performance of the price of Palladium will result in the return of any of your initial investment.



Supplemental Plan of Distribution (Conflicts of Interest)

We own, directly or indirectly, all of the outstanding equity securities of JPMS, the agent for this offering. The net proceeds received from the sale of the notes will be used, in part, by JPMS or one of its affiliates in connection with hedging our obligation under the notes. In accordance with NASD Rule 2720, JPMS may not make sales in this offering to any of its discretionary accounts without the prior written approval of the customer.

JPMS, acting as agent for JPMorgan Chase & Co., will receive a commission that will depend on market conditions on the pricing date. In no event will that commission exceed $10.00 per $1,000 principal amount note. See "Plan of Distribution (Conflicts of Interest)" beginning on page PS-69 of the accompanying product supplement no. 170-A-II.

For a different portion of the notes to be sold in this offering, an affiliated bank will receive a fee and another affiliate of ours will receive a structuring and development fee. In no event will the total amount of these fees exceed $10.00 per $1,000 principal amount note.